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                          October 30, 2023

       Edward Lu
       Chief Financial Officer
       Phoenix New Media Ltd
       Sinolight Plaza, Floor 16
       No. 4 Qiyang Road
       Wangjing, Chaoyang District, Beijing, 100102
       People   s Republic of China

                                                        Re: Phoenix New Media
Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response dated
October 13, 2023
                                                            File No. 001-35158

       Dear Edward Lu:

              We have reviewed your October 13, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29,
       2023 letter.

       Form 20-F for the Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 1. Organization and Principal Activities, page F-10

   1. We note your response to prior comment 2, including your representation that the
                                                        Company   s management
and board of directors consulted with the Company   s U.S.
                                                        counsel, and we reissue
in part. Please confirm whether you have received an opinion issued by counsel
regarding your reliance on the exemption from the definition of investment company
provided by Section 3(b)(1) under the Investment Company Act of
                                                        1940 (the    Act   ).
 Edward Lu
FirstName LastNameEdward Lu
Phoenix New  Media Ltd
Comapany
October 30,NamePhoenix
            2023       New Media Ltd
October
Page 2 30, 2023 Page 2
FirstName LastName
2. Please (i) provide a detailed description of the material terms of the instruments you refer
         to as       Demand deposits    with term-based interest to incentivize
longer-term deposits,
         together with your analysis regarding why, specifically, such terms indicate that such a product is a demand deposit (rather than a time deposit) that should be treated as a cash
         item; (ii) provide a description of the    investment in money market
funds with daily
         redemptions,    including whether such funds are registered with the
Commission and
         subject to Rule 2a-7 under the Act, and to the extent not, provide your detailed legal analysis supporting your proposed treatment of the money market funds as cash items; and
         (iii) provide your detailed legal analysis supporting your proposed treatment of your
            investments in bank products with monthly redemptions    as cash
items.
3. Please describe the length of time you have held investment securities in amounts substantially greater than 40% of your non-cash assets, including how this affected your
         analysis of the Company   s    historical development    under the
Tonopah test.
4. Please (i) provide the approximate percentage of your non-cash assets that would be composed of investment securities, if all of the items described in comment 2 above would be treated as investment securities, and (ii) explain whether, if that were the case, you would still be able to conclude that the Company is able to rely on the exemption
         from the definition of an    investment company    provided at section
3(b)(1).
5.       We note that, as described in the Company   s correspondence with the
staff, the Company
         has concluded that approximately 73% of the Company   s non-cash
assets are composed of
         investment securities. Please revise the proposed risk disclosure to
(i) disclose the
         approximate percentage of the Company   s non-cash assets composed of
investment
         securities as of the most recent fiscal quarter ended and (ii) more fully describe the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the
         Company would be subject to penalties and that the Company could be unable to enforce certain contracts.
6.       Please supplement the proposed risk factors entitled    We intend to
conduct our business
         activities to maintain compliance with the 1940 Act       to describe
the Company   s plans
         with respect to moving out of its positions in investment securities, as described on page
         19 of the Company   s letter to the staff dated September 8, 2023
within the paragraph
         beginning    Going forward, the Company represents
 Edward Lu
FirstName LastNameEdward Lu
Phoenix New  Media Ltd
Comapany
October 30,NamePhoenix
            2023       New Media Ltd
October
Page 3 30, 2023 Page 3
FirstName LastName
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Yi Gao